Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. Suite 800 – 1055 Dunsmuir Street PO Box 49088 Vancouver, British Columbia V7X 1G4
Item 2	Date of Material Change July 8, 2015
Item 3
News Release
The news release dated July 8, 2015 was disseminated through Marketwire’s combined Canadian and US Investment Network and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and with the U.S. Securities and Exchange Commission on EDGAR.

Item 4
Summary of Material Change
Silver Standard Resources Inc. (“Silver Standard” or the “Company”) announced in a news release dated July 8, 2015 revised full year 2015 production guidance for its Marigold and Pirquitas mines.

Item 5	Full Description of Material Change Silver Standard announced revised full year 2015 production guidance for its Marigold and Pirquitas mines, which is expected to be the following:
	Guidance		Pirquitas mine	Marigold mine	% Change from Previous
	Gold Production	oz	–	195,000 – 205,000	19%
	Silver Production	Moz	9.5 – 10.5	–	5%
	Zinc Production	Mlb	10.0 – 12.0	–	–

Gold production guidance at the Marigold mine has been increased to 195,000 to 205,000 ounces, a 19% increase compared to Silver Standard’s previous gold production guidance of 160,000 to 175,000 ounces. Gold production in the first half of 2015 was 104,283 ounces.

The primary contributor to the 2015 gold production guidance increase is the results from the assay program initiated in January 2015, as reported in Silver Standard’s news release dated July 6, 2015. The results of the assay program confirm the presence of historic “zero” value drillhole intercepts with gold grade above the current Mineral Resources cut-off grade of 0.065 g/t payable gold. The assay data indicate the existence of additional low grade mineralization not contained within the existing Mineral Resources estimate.

The result is additional gold ounces expected to be produced in 2015. This is attributed to an increase in ore tonnage previously designated as waste tonnage and is expected to lower the 2015 strip ratio at the Mackay Phase 3 pit. The Company is continuing with the assay program and will apply the results, where applicable, to the Marigold life of mine plan with results expected to be completed later in 2015 and 2016.

In Silver Standard’s second quarter earnings release, the Company will advise on cost implications at the Marigold mine resulting from the assay program and revised gold production guidance.

Silver production guidance at the Pirquitas mine has been increased to 9.5 to 10.5 million ounces, 5% higher than the previous silver production guidance of 9 to 10 million ounces. Silver production in the first half of 2015 was 5.2 million.

Contributing, in part, to the revised guidance at the Pirquitas mine are mining operations, which continue to experience better ore availability and higher silver grade, consistently demonstrating an improved relationship between the Mineral Resources model and mined ore production. As mining has progressed deeper through higher silver grade portions of the San Miguel Phase 2 open pit, fresh sulphide ore feed and process control improvements have positively impacted plant operating performance leading to higher silver production. At the Pirquitas mine, Silver Standard remains focused on costs and driving further operational efficiencies that will sustain cash flows in a lower silver price environment while pursuing alternatives for mine life extension.

In Silver Standard’s second quarter earnings release, the Company will advise on cost implications at the Pirquitas mine resulting from its revised silver production guidance.

Qualified Persons

The scientific and technical data contained in this material change report relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and Silver Standard’s Director, Metallurgy. The scientific and technical data contained in this material change report relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under NI 43-101 and Silver Standard’s Technical Services Manager at the Marigold mine.
Cautionary Note Regarding Forward-Looking Statements:
This material change report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in Silver Standard’s operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this material change report relate to, among other things: future production of silver, gold and other metals; and Silver Standard’s plans and expectations for its properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and Silver Standard’s projects; Silver Standard’s ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing Silver Standard’s interest in Pretium Resources Inc. (“Pretium”) and the Company’s other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of Silver Standard’s concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in Silver Standard’s ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; Silver Standard’s ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits the Company has obtained; Silver Standard’s ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by the Company’s unionized employees at the Pirquitas mine; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for Silver Standard’s mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond Silver Standard’s control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against Silver Standard and/or its directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to Silver Standard’s mineral properties and the ability to obtain surface rights; Silver Standard’s insurance coverage; civil disobedience in the countries where Silver Standard’s mineral properties are located; operational safety and security risks; actions required to be taken by Silver Standard under human rights law; Silver Standard’s ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; Silver Standard’s ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of Silver Standard’s directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of Silver Standard’s convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in the Company’s most recent Annual Information Form filed with the Canadian securities regulatory authorities and Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Silver Standard’s forward-looking statements are based on what the Company’s management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: Silver Standard’s ability to carry on its exploration and development activities; Silver Standard’s ability to meet its obligations under its property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on Silver Standard’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of the Company’s projects; the price of the minerals Silver Standard produces; the costs of operating and exploration expenditures; Silver Standard’s ability to operate in a safe, efficient and effective manner; Silver Standard’s ability to obtain financing as and when required and on reasonable terms; and Silver Standard’s ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Silver Standard cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Silver Standard’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors
This material change report includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this material change report is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Silver Standard in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Kelly Stark-Anderson Vice President, Legal and Corporate Affairs +1 (604) 484-8217
Item 9	Date of Report Dated at Vancouver, British Columbia, this 20th day of July, 2015.